SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS


      Under Section 12(b) or (g) of the Securities and Exchange Act of 1934


                             Advantage America, Inc.
                             -----------------------
                 (Name of Small Business Issuer in its charter)

           Delaware                                      95-2579391
---------------------------------           ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

4425 Jamboree Road, Suite 250, Newport Beach, California       92660
--------------------------------------------------------      --------
        (Address of principal executive offices)             (Zip Code)

                                 (949) 851-9391
                    -----------------------------------------
                          (Issuer's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title  of  each  class                    Name  of  each  exchange  on  which
to  be  registered                        each  class  is  to  be  registered

None                                      None
------------------------                  ------------------------

Securities registered pursuant to Section 12(g) of the Act:

                        Common stock with $0.10 par value
--------------------------------------------------------------------------------
                                (Title of class)

                        Copies of all communications to:
                            John J. Giovannone, Esq.
                            McDermott, Will & Emery
                       18191 Von Karman Avenue, Suite 500
                          Irvine, California 92612-0187
                              Phone: (949) 851-0633
                              Fax: (949) 851-9348

                                     PART I

ITEM  1.     DESCRIPTION  OF  BUSINESS

Company  History
----------------

     Advantage America, Inc. was founded on May 15, 1961 as a Delaware corporation named "Cal-Oak Oil & Gas Company." In 1969, Cal-Oak acquired two privately held construction companies for the purpose of engaging in the development, construction, and operation of hospitals and other medical facilities and changed its name to American West Nursing Centers, Inc. ("American West.") In 1972, American West disposed of substantially all of its real estate holdings and fixed assets and ceased its operation of medical facilities. Since 1972, American West has not engaged in a business nor had employees. In 2001, American West changed its name to "Advantage America, Inc." (the "Company," "we," "us" or "our").

Business  Strategy
------------------

     Our primary focus is to find a suitable company with an active operating business with which to merge.

Competition
-----------

     We will face competition for merger candidates from other companies seeking acquisitions which may include other "public shells," operating businesses which may have a potential synergy with a merger candidate and financial and strategic investors. Many competitors will have greater resources than we do.

Employees
---------

     At  present,  we  have  no  employees.

Reports  to  Stockholders
-------------------------

     We intend to furnish our stockholders with annual reports containing audited financial statements and such other periodic reports as we may determine to be appropriate or as may be required by law. We will be required, upon the effectiveness of this Registration Statement, to file annual and quarterly reports, proxy materials and other reports required under the Securities Exchange Act of 1934, as amended, and regulations of the Securities and Exchange Commission. Reports, proxy statements, and other information filed by us will be available for inspection and copying at the public reference facilities of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a website on the Internet at http://www.sec.gov that contains reports, proxy statements, and other information regarding registrants that file electronically with the Commission.

ITEM  2.          MANAGEMENT  DISCUSSION  AND  ANALYSIS

     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Registration Statement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this document constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Although management believes that the expectations reflected in the forward-looking statements are reasonable, there is no guarantee that future results, levels of activity, performance or achievements will be attained. Moreover, neither management nor any other person assumes responsibility for the accuracy and completeness of these statements.

     Overview
     --------


     Our primary focus is to find a suitable company with an active operating business with which to merge. In the interim, we plan to continue to invest on a limited basis in selected publicly traded companies and make loans to affiliates.

Fiscal  Years  Ended  June  30,  2000  and  2001
------------------------------------------------

     Results  of  Operations
     -----------------------

     The following table sets forth statements of operations data as a percentage of total revenues for the fiscal years ended June 30, 2001 and 2000. The information for the fiscal years ended June 30, 2001 and 2000 has been derived from our audited financial statements included in this Registration Statement. This information should be read in conjunction with the financial statements and related notes included in this Registration Statement. The operating results in any past period are not necessarily indicative of the results to be expected for any future period.

                                              Fiscal Years Ended June 30
                                              --------------------------
                                                   2001       2000
                                                 ---------  ---------
Revenues . . . . . . . . . . . . . . . . . . .      100.0%     100.0%
                                                 $112,523   $102,254
Costs and expenses:
    Costs of revenues . . . . . . . . . . . . .       -0-        -0-
    General and administrative. . . . . . . . .  $ 87,450   $ 52,041
                                                 ---------  ---------
    Operating income. . . . . . . . . . . . . .  $ 25,073   $ 50,213
                                                 ---------  ---------

Interest income . . . . . . . . . . . . . . . .  $  2,296   $  2,288
Gain on sale of securities. . . . . . . . . . .  $  1,562   $ 63,185
Dividend income . . . . . . . . . . . . . . . .  $    577   $  1,930
                                                 ---------  ---------
                                                 $  4,435   $ 67,403
                                                 ---------  ---------

    Net income before tax . . . . . . . . . . .  $ 29,508   $117,616
                                                 =========  =========

     Revenues
     --------

     Our revenues consist of interest income on notes receivable. Our revenues increased 10.04% from $102,254 in 2000 to $112,523 in 2001. This increase in revenues was primarily the result of additional interest accrued on the notes receivable from related parties.

     Cost  of  Revenues
     ------------------

     There  were  no  costs  associated  with  revenues  for  2000  and  2001.

     Net  Interest  Expense
     ----------------------

     We  had  no  interest  expense  in  2000  and  2001.

     Marketing  and  Sales
     ---------------------

     There were no expenses associated with marketing and sales for 2000 and 2001.

     General  and  Administrative
     ----------------------------

     Our general and administrative expenses are comprised primarily of legal and accounting fees. General and administrative expenses increased 68.04% from $52,041 in 2000 to $87,450 in 2001.

     EBITDA
     ------

     Our profit before net interest expense, income taxes, depreciation, amortization (including amortization of deferred stock compensation) and other non-cash charges ("EBITDA") was $117,616 in 2000 and $29,508 in 2001.

     Although EBITDA should not be used as an alternative to operating loss or net cash provided by (used for) operating activities, investing activities or financing activities, each as measured under generally accepted accounting principles, our management believes that EBITDA is an additional meaningful measure of performance.

     Liquidity  and  Capital  Resources
     ----------------------------------

     From inception through June 30, 2001, we have financed our operations primarily through private sales of our Common Stock and various working capital lines of credit. At June 30, 2001, our principal source of liquidity was approximately $143,575 in cash and securities. In addition, we have outstanding long-term loans in the amounts of $683,365 and $391,780 maturing September 1, 2002.

     Net cash used in operating activities was $44,452 for the year ended June 30, 2001 and $64,500 for the year ending June 30, 2000. This change was primarily attributable to an increase in payments received on notes receivable over 2000.

     Net cash provided by investing activities was $1,799 for the year ended June 30, 2001 and $72,209 for the year ended June 30, 2000. The decrease was due to a reduction in the amount of securities sold during the year.

Factors  Affecting  Future  Results
-----------------------------------

     Need  For  Additional  Capital
     ------------------------------

     We have limited operating capital. If we are successful in merging with an operating company, we may require additional funding before we can finance our operations and growth wholly on internally generated funds.

     Uncertainty  of  Realizing  New  Strategic  Relationships
     ---------------------------------------------------------

     We intend to search for strategic relationships that could result in one or more operating companies, including businesses that are already producing significant revenues and have attained or are approaching a cash flow breakeven point. However, our lack of operating history and current financial market conditions present obstacles for the development of such relationships. There is no certainty that such a relationship or relationships can be realized within the near future.

     Anti-Takeover  Provisions
     -------------------------

     The terms of certain provisions of our Certificate of Incorporation and Bylaws may have the effect of discouraging a change in control of us. Such provisions include the requirement that all stockholder actions must be effected at a duly-called annual meeting or special meeting of the stockholders and the requirement that stockholders follow an advance notification procedure for stockholder business to be considered at any meeting of stockholders.

     Limited  Operating  History
     ---------------------------

     We have had a limited operating history which makes an evaluation of our future prospects very difficult. Once a strategic partner is identified, there can be no assurances that we will provide a product or service to non-affiliates or will operate as intended.

     Failure  to  Achieve  and  Maintain  Listing  on  Major  Stock  Market
     ----------------------------------------------------------------------

     Our Common Stock is not traded on any stock exchange. While the listing of our stock does not have a direct effect on our operations, it has an effect on the perception of us amongst potential investors and can have an effect on our ability to raise additional funds. It can also impact the dilution associated with any financing.

     No  Product  or  Service  to  Generate  Revenues
     ------------------------------------------------

     We currently offer no product or service to non-affiliates that is revenue generating.

     Unsuccessful Acquisitions Could Harm Operating Results, Business and Growth
     ---------------------------------------------------------------------------

     The potential inability to integrate any newly acquired entities effectively could harm our operating results, business and growth. Integrating any newly acquired businesses may be expensive and time consuming. To finance any acquisition, we may need to raise additional funds through public or private financings. Any equity or debt financings, if available at all, may be on terms that are not favorable to us and, in the case of equity financings, may result in dilution to our stockholders. We may not be able to operate any acquired businesses profitably or otherwise implement our business strategy successfully.

     Quarterly  Results May Be Subject to Significant Fluctuations; Expectations
     ---------------------------------------------------------------------------
     of  Investors  May  Not  Be  Met
     --------------------------------

     We believe that quarterly revenues, expenses and operating results are likely to vary significantly in the future, that period-to-period comparisons of results of operations are not necessarily meaningful and that, as a result, such comparisons should not be relied upon as indications of future performance. Due to these and other factors, it is likely that our operating results will be below stockholders' expectations in some future quarters, which would cause the value of our stock to decline.

     No  Insurance
     -------------

     We have no insurance covering our operations, potential products or services or director and officers.

     Success  Depends  on  Key  Personnel;  No  "Key  Man"  Life  Insurance
     ----------------------------------------------------------------------

     Future performance depends on the ability to attract, train, and retain management, technical and marketing personnel. In the future, loss of one or more key employees could negatively impact us, and there is no "key man" life insurance in force at this time. Competition for qualified personnel is intense, and there can be no assurance that we will attract or maintain key employees or other needed personnel.

     Strain  on  Limited  Resources  Due  to Need to Manage Growth and Expansion
     ---------------------------------------------------------------------------

     We may experience a period of expansion and growth, which would likely place significant strain upon management, employees, systems, and resources. Because the market could develop rapidly, it is difficult to project the rate of growth, if any. Failure to properly manage growth and expansion, if and when it occurs, will jeopardize our ability to sustain our third party and customer relationships. There can be no assurance that we will properly be able to manage growth, especially if such growth is more rapid than anticipated.

     Shares  Eligible  for  Future  Sale
     -----------------------------------

     Sales of substantial amounts of our Common Stock in the public market could adversely affect prevailing market prices for the Common Stock.

ITEM  3.     DESCRIPTION  OF  PROPERTY

     Our headquarters are located at 4425 Jamboree Road, Suite 250, Newport Beach, California 92660. We share the premises with Newport Federal, an affiliate that is controlled by our principal stockholder, M.C. Horning, Jr., at no cost to us.

ITEM  4.     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS AND MANAGEMENT

The following table sets forth, as of September 15, 2001, the stock ownership of each person known by us to be the beneficial owner of five percent or more of our Common Stock, all directors individually and all our directors and officers as a group. Each person has beneficial voting and investment power with respect to the shares owned.

Name and Address          Amount of       Percentage of
of Beneficial Owner       Beneficial       Beneficial
                          Ownership         Ownership

M.C. Horning, Jr. (1)  1,687,078 shares           44.1%
M.C. Horning III         270,000 shares           7.1 %
Robert E. Schaulis        60,000 shares           1.6 %
Harold Feikes M.D.       509,177 shares          13.3 %

All Directors and
Officers as a group    2,017,078 shares          52.8 %


Note(s)

     1. Includes 210,881 shares owned by Newport Federal, a California corporation, owned 100% by M.C. Horning, Jr.


ITEM  5.     DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

     The following table sets forth certain information concerning our directors, executive officers, and advisors:

Name                     Age                      Position
-----------------------  ---  ------------------------------------------------

M.C. Horning, Jr.         57  Director, Chairman of the Board, Chief Executive
                              Officer, President and Chief Financial Officer

M.C. Horning III          29  Director, Vice President and Secretary

Robert E. Schaulis, Sr.   69  Director

Leslie S. Cotton          71  Director


     All of the directors are elected at the annual meeting of stockholders to serve for one year or until successors are elected and qualified. Officers serve at the discretion of the Board of Directors. Directors currently receive no compensation for serving on the Board of Directors, but the policy is subject to change based upon the need to attract and retain qualified directors.

Directors,  Officers  and  Key  Personnel
-----------------------------------------

MERRITT CHARLES (CHUCK) HORNING, JR. - Mr. Horning has served as President and Chief executive officer of Newport Federal since 1970. Newport Federal owns, develops and manages commercial real estate. Mr. Horning has also served as President of Mason Pharmaceuticals since 1971. Mr. Horning has served Newport Federal Financial as Vice President since 1994. Mr. Horning is a graduate of the University of California at Chico.

MERRITT  CHARLES  (CHAD)  HORNING,  III - Mr. Horning has served as President of
Newport Federal Financial since June 1999. Mr. Horning has also served as President of Signature Services, a commercial property management firm since October 2000. He also serves Newport Federal, an owner and developer of commercial real estate, as Vice President. Mr. Horning joined Newport Federal in 1992 as a property manager. Prior to joining Newport Federal, he owned and managed Merritt Industries, a company specializing in commercial lighting and retrofitting.

LESLIE S. COTTON - Mr. Cotton was employed as a professional by Shell Oil Company until his retirement in 1985. He is the President and CEO of Lescot International Inc. presently developing land in Illinois. He is also President and CEO of Les Cotton Associates, an investment holding company. He is presently serving as director on the Boards of Newport Federal, International Mariculture Resources and SeaMex de Baja Californian. He previously served on the Board of Fashion Group Ltd.

ROBERT E. SCHAULIS, SR. - Mr. Schaulis has served on our Board since 2001. For the past several years he has been semi-retired. He served as a general partner for Digital Media Partners, a venture capital firm, in 1993 to 1994. From 1987 to 1992 he served as Vice President in Philips Interactive Media, a wholly-owned subsidiary of Philips N.V., a Dutch multi-national. Prior to 1987, he provided consulting and management services through his own company, Roberts' Newport Systems, and JIA Management, later acquired by A.T. Carney. Mr. Schaulis holds B.S. and M.S. degrees from Emporia State University in Kansas.

ITEM  6.     EXECUTIVE  COMPENSATION

     No  officer  receives  compensation  from  us.

ITEM  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     We have made a loan to Newport Federal, a California corporation, which is 100% owned by M.C. Horning, Jr., our majority stockholder, director, Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer. The loan is in the amount of $391,780.00 and is evidenced by a note dated July 1, 2001. We have also made a loan to Newport Federal Financial a California corporation, which is 100% owned by Newport Federal which, in turn, is owned 100% by M.C. Horning, Jr. The loan is in the amount of $683,365.00 and is evidenced by a note dated July 1, 2001. The notes state that they are secured by a deed of trust against agricultural real property in Butte County, California owned by Newport Federal. Both loans mature on September 1, 2002.

ITEM  8.     DESCRIPTION  OF  SECURITIES

     Our authorized capital stock consists of 10,000,000 shares of Common Stock of $0.10 par value, and 2,000,000 shares of preferred stock of $0.10 par value. As of September 15, 2001, there were 3,820,010 shares of Common Stock and no shares of preferred stock issued and outstanding.

Preferred  Stock
----------------

     The Board of Directors is authorized to provide for the issuance of shares of preferred stock, in one or more classes or series, and for each such class or series such designations, rights and preferences are stated in the resolution adopted by the Board of Directors providing for the issuance of such class or series and are permitted by the Delaware General Corporation Law.

Common  Stock
-------------

     We are authorized to issue ten million (10,000,000) shares of Common Stock of $0.10 par value. Each share of Common Stock is entitled to one vote at all meetings of stockholders. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. All shares of Common Stock when issued, will be validly issued, fully paid, and non-assessable. There are no preemptive rights with respect to additional issuances of Common Stock.

     In the event of our liquidation, dissolution, or winding-up, holders of the Common Stock will be entitled to receive on a pro-rata basis all our assets remaining after satisfaction of all our liabilities, including the liquidation preference of any series of preferred stock subsequently issued having a liquidation preference.

PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There can be no assurance that a public trading market will develop after our Common Stock has been registered pursuant to this Registration Statement on Form 10-SB.

     As of September 15, 2001, there were approximately 320 holders of our Common Stock.

     We currently intend to not pay any dividends on our Common Stock and to retain any future earnings for business use. Therefore, no dividends will be declared on our Common Stock in the near future.

     We have no outstanding options or warrants to purchase or securities convertible into shares of our Common Stock. We believe that, upon effectiveness of this Registration Statement, all of our shares of presently outstanding Common Stock will be freely tradable.

ITEM  2.     LEGAL  PROCEEDINGS

     There are no legal proceedings pending by or against us or any of our respective properties.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

     None.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

     None  in  the  last  three  years.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Limitation  of  Director  Liability
-----------------------------------

     The Certificate of Incorporation provides that none of our directors shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for lawful payments of dividends or unlawful stock repurchases or redemptions as provided in the Delaware General Corporation Law ("GCL") or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification  and  Insurance
-------------------------------

     The certificates of Incorporation and the Bylaws provide that we shall indemnify our directors to the fullest extent that indemnification of directors is permitted under the GCL and that we shall indemnify our officers to the same extent as our directors and to such further extent as is consistent with law.

     The Bylaws provide that we shall indemnify our directors and officers who, while serving as our directors or officers, also serve at our request as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan to the fullest extent consistent with law.

     The Bylaws further provide that the indemnification and other related rights under this section of the Bylaws shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

     The Bylaws provide that any director or officer seeking indemnification within the scope of the Bylaws shall be entitled to advances from us for payment of the reasonable expenses incurred by him in connection with the matter as to which he is seeking indemnification in the manner and to the fullest extent permissible under the GCL.

     The Bylaws also provide that our Board of Directors may adopt further provisions consistent with law for indemnification and advance of expenses to directors, officers, employees and agents by resolution, agreement or otherwise. The indemnification provided by the Bylaws shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking indemnification may be entitled under any insurance or other agreement or resolution of stockholders or disinterested directors or otherwise.

     No amendment of the Bylaws will affect any right of any person under the above provisions based on any event, omission or proceeding which occurred prior to such amendment.

     We intend to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee or agent, or is or was our director, officer, employee or agent or is or was our director or officer serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust employee benefit plan or other enterprise against any liability asserted against him and incurred by in any such capacity, or arising out of his status as such, whether or not we would have the power or the obligation to indemnify him or her against such liability under our Bylaws.

PART  F/S

                                        ADVANTAGE AMERICA, INC.
                                     INDEX TO FINANCIAL STATEMENTS

                                                                                          Page
                                                                                          ----
ADVANTAGE AMERICA, INC.
Report of Sprayberry, Barnes, Marietta & Luttrell, Independent Auditors. . . . . . . . .  F-2

Balance Sheets - June 30, 2001 and 2000. . . . . . . . . . . . . . . . . . . . . . . . .  F-3

Statements of Income and Comprehensive Income for the years ended June 30, 2001 and 2000  F-4

Statements of Stockholders' Equity for the years ended June 30, 2001 and 2000. . . . . .  F-5

Statements of Cash Flows for the years ended June 30, 2001 and 2000. . . . . . . . . . .  F-6

Notes to Financial Statements for the year ended June 30, 2001 and 2000. . . . . . . . .  F-7

                          INDEPENDENT AUDITIORS' REPORT


The  Board  of  Directors
Advantage  America,  Inc.


We have audited the accompanying balance sheets of Advantage America, Inc. as of June 30, 2001 and 2000, and the related statements of income and comprehensive income, stockholders' equity, and cash flows for the years ended June 30, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage America, Inc., as of June 30, 2001 and 2000, and the results of its operations and its cash flows for the years ended June 30, 2001 and 2000, in conformity with generally accepted accounting principles of the United States of America.


Sprayberry,  Barnes,  Marietta  &  Luttrell

  /s/ Sprayberry,  Barnes,  Marietta  &  Luttrell

Bakersfield,  California
August  16,  2001

                            ADVANTAGE AMERICA, INC.

                    BALANCE SHEETS - JUNE 30, 2001 AND 2000

                                     ASSETS


                                                          JUNE 30,      JUNE 30,
                                                            2001          2000
CURRENT ASSETS:
  Cash and cash equivalents                             $    44,370   $    87,023
  Marketable securities                                      99,205        76,647
                                                        ------------  ------------

               Total current assets                         143,575       163,670

NOTES RECEIVABLE - RELATED PARTIES                        1,075,145     1,113,622
                                                        ------------  ------------

                                                        $ 1,218,720   $ 1,277,292
                                                        ============  ============


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                      $    60,571   $    24,577
  Income tax payable                                          6,124        90,159
  Accrued penalties                                              --        45,376
  Deferred income taxes                                      55,192        37,961
  Other current liabilities                                      --         3,000
                                                        ------------  ------------

               Total current liabilities                    121,887       201,073
                                                        ------------  ------------

DEFERRED INCOME TAXES - NONCURRENT                           12,028         8,609
                                                        ------------  ------------

STOCKHOLDERS' EQUITY:
  Preferred stock - par value $.10
    Authorized - 2,000,000 shares
    Issued and outstanding - 0 shares
  Common stock - par value $.10
    Authorized - 10,000,000 shares
    Issued and outstanding - 3,820,010 shares               382,000       382,000
    Additional paid-in capita    l                        3,850,202     3,850,202
  Retained deficit                                       (3,215,555)   (3,213,374)
  Accumulated other comprehensive income, net of tax         68,158        48,782
                                                        ------------  ------------

               Total stockholders' equity                 1,084,805     1,067,610
                                                        ------------  ------------

                                                        $ 1,218,720   $ 1,277,292
                                                        ============  ============

   The accompanying notes are an integral part of these financial statements.

                           ADVANTAGE  AMERICA,  INC.

                  STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                   FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

                                                        JUNE 30,    JUNE 30,
                                                          2001        2000

LENDING OPERATIONS INCOME                              $ 112,523   $ 102,254
GENERAL AND ADMINISTRATIVE EXPENSES                       87,450      52,041
                                                       ----------  ----------

            Income from operations                        25,073      50,213
                                                       ----------  ----------

OTHER INCOME (EXPENSE):
  Interest income                                          2,296       2,288
  Gain on sale of securities                               1,562      63,185
  Dividend income                                            577       1,930
                                                       ----------  ----------

                                                           4,435      67,403
                                                       ----------  ----------

            Income before income taxes                    29,508     117,616
                                                       ----------  ----------

INCOME TAX EXPENSE:
  Current                                                 14,458      10,110
  Deferred                                                17,231      11,652
                                                       ----------  ----------
                                                          31,689      21,762
                                                       ----------  ----------
        Net income                                        (2,181)     95,854
                                                       ----------  ----------

OTHER COMPREHENSIVE INCOME:
  Unrealized gain (loss) on securities
    available for sale                                    24,358      (4,530)

  Reclassification adjustment for gains realized in
    net income                                            (1,562)    (63,185)

  Income tax benefit (expense) related to other
      comprehensive income                                (3,420)     10,157
                                                       ----------  ----------
                                                          19,376     (57,558)
                                                       ----------  ----------
            Comprehensive income                       $  17,195   $  38,296
                                                       ==========  ==========
EARNINGS PER COMMON SHARE - BASIC AND DILUTED:
            Net income                                 $     nil   $     .03
                                                       ==========  ==========

   The accompanying notes are an integral part of these financial statements.

                                     ADVANTAGE  AMERICA,  INC.

                                 STATEMENTS OF STOCKHOLDERS' EQUITY
                             FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

                                                                        Accumulated
                                             Additional                    Other
                                  Common      Paid-in      Retained     Comprehensive
                                   Stock      Capital      Earnings        Income          Total
                                  --------  -----------  ------------  ---------------  -----------

Balance, June 30, 1999            $382,000  $ 3,850,202  $(3,309,228)  $      106,340   $1,029,314

Net income                              --           --       95,854               --       95,854

Unrealized loss on
  securities available for sale,
  net of tax                            --           --           --           (3,851)      (3,851)

Reclassification
  adjustment, net of tax                --           --           --          (53,707)     (53,707)
                                  --------  -----------  ------------  ---------------  -----------

Balance, June 30, 2000             382,000    3,850,202   (3,213,374)          48,782    1,067,610

Net income                              --           --       (2,181)              --       (2,181)

Unrealized gain on
  securities available for sale,        --           --           --           20,704       20,704
  net of tax

Reclassification
  adjustment, net of tax                --           --           --           (1,328)      (1,328)
                                  --------  -----------  ------------  ---------------  -----------

Balance, June 30, 2001            $382,000  $ 3,850,202  $(3,215,555)  $       68,158   $1,084,805
                                  ========  ===========  ============  ===============  ===========

   The accompanying notes are an integral part of these financial statements.

                           ADVANTAGE  AMERICA,  INC.

                  STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
                             JUNE 30, 2001 AND 2000

                                                              JUNE 30,
                                                          2001        2000
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                            $ (2,181)  $  95,854
  Adjustments to reconcile net income to net cash
  used in operating activities -
    Deferred income expense                               17,231      11,652
    Gain on sale of securities                            (1,562)    (63,185)
    Net change in operating assets and liabilities       (57,940)   (108,821)
                                                        ---------  ----------

    Net cash used in operating activities                (44,452)    (64,500)
                                                        ---------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of securities                         1,799      72,209
                                                        ---------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES                          --          --
                                                        ---------  ----------

NET (DECREASE) INCREASE IN
    CASH  AND CASH EQUIVALENTS                           (42,653)      7,709

CASH AND CASH EQUIVALENTS,
    BEGINNING OF YEAR                                     87,023      79,314
                                                        ---------  ----------

CASH AND CASH EQUIVALENTS,
    END OF YEAR                                         $ 44,370   $  87,023
                                                        =========  ==========

   The accompanying notes are an integral part of these financial statements.

                             ADVANTAGE AMERICA, INC.

                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 and 2000


(1)  SUMMARY  OF  ACCOUNTING  POLICIES

     This summary of accounting policies of Advantage America, Inc. is presented to assist in understanding the Company's financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

     a)   Nature  of  Operations

          Advantage America, Inc. derives its revenues primarily from lending and investing activities. The Company is incorporated in the state of Delaware.

     b)   Basis  of  Accounting

          The Company reports on the accrual basis of accounting for financial statement purposes and the cash basis for income tax reporting purposes.

     c)   Cash  and  Cash  Equivalents

          For purposes of the statements of cash flows, the Company considers money market funds to be cash equivalents.

     d)   Concentrations

          Cash consists principally of cash on hand and money market funds. The Company periodically throughout the year has maintained balances in excess of federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 in the United States.

     e)   Use  of  Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             ADVANTAGE AMERICA, INC.

                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 and 2000

                                   (CONTINUED)

(1)  SUMMARY  OF  ACCOUNTING  POLICIES  (CONTINUED)

     f)   Accumulated  Other  Comprehensive  Income

          Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130), requires that total comprehensive income be reported in the financial statements for financial periods beginning after December 15, 1997. Total comprehensive income is presented on the statements of income and comprehensive income. Accumulated other comprehensive income consists of the unrealized gain on marketable securities, net of tax effect.

     g)   Net  Earnings  Per  Share

          The following data show the amounts used in computing earnings per share:

                                                             2001        2000
          Income available to common stockholders before
            adjustments                                   $    2,181  $   95,854
          Adjustments                                             --          --
                                                          ----------  ----------

          Income available to common stockholders used
            in basic EPS                                  $    2,181  $   95,854
                                                          ==========  ==========

          Weighted average number of common shares used
            in basic EPS                                   3,820,010   3,820,010
                                                          ==========  ==========

          The basic and diluted earnings per share calculations are the same for 2001 and 2000 because there are no common stock equivalents.

                             ADVANTAGE AMERICA, INC.

                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 and 2000

                                   (CONTINUED)

(2)  MARKETABLE  SECURITIES

     The Company determines the appropriate classification of investment securities at the time they are acquired and evaluates the appropriateness of such classification at each balance sheet date. The Company considers the investment securities to be available-for-sale for the years ended June 30, 2001 and 2000. Available-for-sale securities are those securities not classified as held to maturity or trading securities. Available-for-sale securities are stated at fair value. For purposes of determining the gain
     (loss) on sale, the cost of securities sold is based on the first-in, first-out method. The amortized cost and market values as well as gross unrealized gains and losses of the securities were as follows:

                                             Gross       Gross
                              Amortized   Unrealized   Unrealized   Market
     June 30, 2001               Cost        Gain        Losses      Value
     -------------            ----------  -----------  -----------  -------

     Available-for-sale:
       Marketable securities  $   19,017  $    80,449  $       261  $99,205
                              ==========  ===========  ===========  =======

     June 30, 2000
     -------------
     Available-for-sale:
       Marketable securities  $   19,254  $    57,653  $       260  $76,647
                              ==========  ===========  ===========  =======

     The changes in net unrealized holding gains on securities available for sale in the amounts of $19,376 and $(57,558) net of tax have been charged to other comprehensive income for the years ended June 30, 2001 and 2000, respectively.

(3)  NOTES  RECEIVABLE  -  RELATED  PARTIES

     Notes receivable from related parties consisted of the following at June 30, 2001 and 2000:

                                                                           2001        2000
     Note receivable - Newport Federal Financial, a related party, revolving, secured by a certain deed of trust, with
       interest accruing at 10% and adding to principal.
       Due September 1, 2002.                                           $  683,365  $  624,441

     Note receivable - Newport Federal, a related party, revolving, secured by a certain deed of trust, with interest accruing at
       10% and adding to principal.  Due September 1, 2002.                391,780     489,181
                                                                        ----------  ----------

                                                                        $1,075,145  $1,113,622
                                                                        ==========  ==========

                             ADVANTAGE AMERICA, INC.

                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 and 2000

                                   (CONTINUED)

(4)  INCOME  TAXES

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. The Company is considered a personal holding company for Federal tax purposes and is subject to surtax at 39.6% of taxable income.

       The components of the Company's deferred current tax liability are as follows:

                                                                 2001        2000
     Accrued interest on notes receivable - related parties   $  55,192   $  37,961
                                                              ==========  ==========

     The components of the Company's net deferred non-current tax liability are as follows:

     Marketable securities                                    $  12,028   $   8,609
                                                              ==========  ==========

     A reconciliation of the provision for income taxes to the amount computed at the federal statutory rate is as follows:

         Federal income tax at statutory tax rate             $  11,508   $  45,870
         State franchise tax                                      6,944          --
         Personal holding company surtax                          4,957         979
         Permanent differences                                   11,976          --
         Change in deferred tax liability                        20,650       1,495
         Adjust income to cash basis for tax return purposes    (24,346)    (26,582)
                                                              ----------  ----------
                                                              $  31,689   $  21,762
                                                              ==========  ==========

(5)  STATEMENTS  OF  CASH  FLOWS

     Net changes in operating assets and liabilities shown on the statements of cash flows consist of the following:

                                                                 2001        2000
     (Increase) Decrease:
       Loans made to related parties                          $(112,523)  $(167,593)
       Loans collected from related parties                     151,000       7,500
     Increase (Decrease):
       Accounts payable                                          35,994      24,577
       Income tax payable                                       (84,035)     10,110
       Accrued penalties                                        (45,376)     16,585
       Other current liabilities                                 (3,000)         --
                                                              ----------  ----------

                                                              $ (57,940)  $(108,821)
                                                              ==========  ==========

     SUPPLEMENTARY CASH FLOW INFORMATION:
       Cash paid for interest                                 $  23,613   $      --
                                                              ==========  ==========
       Cash paid for income tax                               $  98,493   $      --
                                                              ==========  ==========

                             ADVANTAGE AMERICA, INC.

                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 2001 and 2000

                                   (CONTINUED)

(5)  RELATED  PARTY  TRANSACTIONS

     At June 30, 2001 and 2000, the Company had outstanding notes receivable from related parties. Interest income received and accrued on these notes and included in lending operations income were $112,523 and $102,254 for the years ended June 30, 2001 and 2000, respectively.

     The Company receives administrative services from a related party at no charge to the company. These services consist of management and accounting services as the company has no employees to perform these duties.

PART  III

ITEM 1.   INDEX  TO  EXHIBITS

          EXHIBIT  INDEX
          --------------

            Exhibit
            Number   Description                                           Page
            ------   -----------                                           ----
            2.1      Amended and Restated Certificate of Incorporation

            2.2      Bylaws

            6.1 Amended and Restated Straight Note dated July 1, 2001 from Newport Federal

            6.2 Amended and Restated Straight Note dated July 1, 2001 from Newport Federal Financial

            6.3 Deed of Trust with Assignment of Rents recorded January 16, 1998 by Newport Federal

            10.1 Consent of Sprayberry, Barnes, Marietta & Luttrell, Independent Auditors

SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANTAGE  AMERICA,  INC.
-------------------------
(Registrant)


Date:  October  23,  2001
                --



By: /s/ M. C. Horning, Jr.
    -------------------------------------
     M. C. Horning, Jr.
     Chairman of the Board, President,
     Chief Executive Officer and  Chief Financial Officer